SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                11 October 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  EAB board appointments announcement made on
                 11 October 2005





DC05-669                                                 October 11, 2005


                     BT ANNOUNCES EQUALITY OF ACCESS BOARD


BT today announced the membership of the Equality of Access Board (EAB). This Board is being created as a result of the new regulatory settlement confirmed by Ofcom on September 22. BT also revealed the Board will be operational from 1 November, a full four and a half months ahead of schedule.

            The EAB will monitor, report and advise on BT's compliance with the Undertakings given to, and accepted by, Ofcom on September 22. In particular, it will oversee the provision of certain products on an equivalent basis and the performance of the newly created openreach business. It will not have an executive policy-making role.

            The five members of the EAB are: Carl Symon, a BT Group non-executive director who is the chairman, Sally Davis, BT's chief portfolio officer, and three independent external members, Sir Bryan Carsberg, Stephen Pettit and Dr Peter Radley. The independent members bring to the EAB a wealth of relevant experience in the telecommunications industry and regulation, coupled with wide-ranging consumer, financial and commercial expertise. Their appointments were carried out in consultation with Ofcom.

            Sir Christopher Bland, BT chairman, said: "The creation of this Board is a central plank of the new regulatory settlement. The fact that it will be operational several months ahead of schedule is evidence of BT's firm commitment to the settlement and the delivery of equivalence."

            Carl Symon, chairman of the EAB, added: "The Equality of Access Board has a key role to play in ensuring there is widespread confidence in the new regulatory regime. Sir Bryan Carsberg, Stephen Pettit and Peter Radley bring an outstanding mix of relevant knowledge, ability and experience to the board. Together with Sally Davis, who plays a pivotal role in BT, they constitute a formidable team to tackle the job ahead."

            As required by the Undertakings given to Ofcom on 22 September 2005, the EAB will report regularly to the BT Group plc Board, provide minutes of its meetings to Ofcom and send a report on its review of BT's compliance with the Undertakings to Ofcom annually. It will be supported by the full-time Equality of Access Office and its own Secretariat.


Biographical Details


Sir Bryan Carsberg

Sir Bryan Carsberg has had a distinguished academic and business career. He was professor of accounting and business finance and dean of the Faculty of Economic and Social Studies at Manchester University, before becoming professor of accounting at the London School of Economics from 1981 to 1984.

He has served in a number of high-profile positions in public office, including Director General of Oftel (the former telecommunications regulator) from 1984 to 1992, Director General of the Office of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee from 1995 to 2001.

He received his knighthood in 1989.

Sir Bryan Carsberg is currently Chairman of Council and Pro-Chancellor of Loughborough University. He holds a number of non-executive board appointments. He is a qualified Chartered Accountant.


Sally Davis

Sally Davis was appointed as BT's Chief Portfolio Officer in May 2005. She had previously held several senior executive roles within BT since joining the company in 1999. Before joining BT, Sally Davis held leading roles in several major communications companies, including Bell Atlantic in the US and Mercury Communications in the UK.


Stephen Pettit

Stephen Pettit is a non-executive director of National Grid plc, National Air Traffic Services and Halma plc. He is Chairman of ROK Property Solutions plc. He is a former executive director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen Pettit was previously a non-executive director of KBC Advanced Technologies plc and Norwood Systems Limited.


Dr Peter Radley

Dr Peter Radley has been the Chair of the IEE Communications Sector Panel since its creation in November 2002. He is a Fellow of the Royal Academy of Engineering. Dr Radley has been involved in the telecommunications industry since 1965. Between 1991 and 2002 he held positions in Alcatel with global responsibility for technology and marketing and as Chairman and CEO for Alcatel UK. He is one of the players in realising 'Broadband Britain', being involved from the start of the government's initiatives through the Broadband Stakeholder Group. Since 2002 he has been an independent advisor to a number of commercial organisations and to public sector bodies including the DTI and South East England Development Agency. During that period he has also been chairman of technology start-up companies in the domains of broadband, IP and mobile.


Carl G Symon

Carl Symon was appointed a Non-Executive Director of BT Group plc on 14 January 2002. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe, including chairman and chief executive officer of IBM UK.

Carl Symon is chairman of a number of private companies and a non-executive director of Rolls-Royce and Rexam. Carl Symon is a US national.




Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:


  - BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.


  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.


  - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.


In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.


BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.



For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 11 October 2005